UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sequans Communications S.A.

(Name of issuer)

Ordinary Shares, nominal value €0.02

(Title of class of securities)

817323 108 (American Depositary Shares, each representing one ordinary share)

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817323 108	SCHEDULE 13G	Page 2 of 5 Pages

(1)	Names of reporting persons I-Source Gestion
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ Not Applicable (b) ☐ Not Applicable
(3)	SEC use only
(4)	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 3,314,226
(7) Sole dispositive power -0-
(8) Shared dispositive power 3,314,226
(9)	Aggregate amount beneficially owned by each reporting person 3,314,226
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ Excludes Certain Shares (See Instructions)
(11)	Percent of class represented by amount in Row (9) 9.6% (1)
(12)	Type of reporting person (see instructions) FI

Note:

Includes 2,798,172 shares owned by FCPR T-Source; 357,578 shares owned by FCPI CA Innovation 6; 92,015 shares owned by FCPI CA Innovation 9; and 66,461 shares owned by FCPI CA Investissement 1. I-Source Gestion, as the management company of FCPR T-Source, and the delegate of Amundi PEF, the management company of the FPCI CA Innovation 6, CA Innovation 9 and CA Investissement 1, is the Reporting Person. Under French Law, the funds (FCPR, FCPI) do not have legal capacity or their own personnel; they are represented in all respects by the management company, which acts in the interest of the unit holders of each fund. I-Source Gestion SA is a French société de gestion (management company) regulated as such by the French Autorité des Marchés Financiers. Organized as a Société Anonyme, it is governed by a Directoire, comprised of Eric Harlé, the Président du Directoire, Didier Moret, the Directeur Général, and François-René Letourneur and Nicolas Landrin the two other members of the Directoire. They make voting and investment decisions for I-Source Gestion SA. Therefore, I-Source Gestion, Eric Harlé, Didier Moret, François-René Letourneur and Nicolas Landrin have shared voting and shared dispositive power over all shares owned of record by the Funds. However, Eric Harlé, Didier Moret, François-René Letourneur and Nicolas Landrin disclaim beneficial ownership of those shares except to the extent of their pecuniary interest therein, if any.

(1)	Based on a total of 34,521,629 shares of the Company’s ordinary shares outstanding as of March 31, 2011 as reported in the Company’s Registration Statement on Form F-1.

Page 3 of 5 Pages
Item 1.

(a)	Name of Issuer:

Sequans Communications S.A.

(b)	Address of Issuer’s Principal Executive Offices:

19 Le Parvis, 92073 Paris-La Défense, France

Item 2.

(a)	Name of Person filing:

I-Source Gestion

(b)	Address or Principal Business Office or, if None, Residence:

11 bis, avenue Victor Hugo

75116 Paris, France

(c)	Citizenship:

France

(d)	Title of Class of Securities:

Ordinary Shares, nominal value €0.02 per share

(e)	CUSIP Number:

817323 108 (American Depositary Shares, representing one ordinary share)

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☒	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: I-Source Gestion is a French investment management company, registered as such by the French Autorité des Marchés Financiers.

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,314,226

(b)	Percent of class: 9.6%

Page 4 of 5 Pages

Based on a total of 34,521,629 shares of the Company’s ordinary shares outstanding as of March 31, 2011 as reported in the Company’s Registration Statement on Form F-1.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-

(ii)	Shared power to vote or to direct the vote 3,314,226

(iii)	Sole power to dispose or to direct the disposition of -0-

(iv)	Shared power to dispose or to direct the disposition of 3,314,226

Note:

Includes 2,798,172 shares owned by FCPR T-Source; 357,578 shares owned by FCPI CA Innovation 6; 92,015 shares owned by FCPI CA Innovation 9; and 66,461 shares owned by FCPI CA Investissement 1. I-Source Gestion, as the investment management company of FCPR T-Source, and the delegate of Amundi PEF, the management company of the FPCI CA Innovation 6, CA Innovation 9 and CA Investissement 1, is the Reporting Person. Under French Law, the funds (FCPR, FCPI) do not have legal capacity or their own personnel; they are represented in all respects by the management company, which acts in the interest of the unit holders of each fund. I-Source Gestion SA is a French société de gestion (investment management company) regulated as such by the French Autorité des Marchés Financiers. Organized as a Société Anonyme, it is governed by a Directoire, comprised of Eric Harlé, the Président du Directoire, Didier Moret, the Directeur Général, and François-René Letourneur and Nicolas Landrin, the two other members of the Directoire. They make voting and investment decisions for I-Source Gestion SA. Therefore, I-Source Gestion, Eric Harlé, Didier Moret, François-René Letourneur and Nicolas Landrin have shared voting and shared dispositive power over all shares owned of record by the Funds. However, Eric Harlé, Didier Moret, François-René Letourneur and Nicolas Landrin disclaim beneficial ownership of those shares except to the extent of their pecuniary interest therein, if any.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2012
(Date)

/s/ Eric Harlé
(Signature)

Eric Harlé, Président du Directoire
(Name and Title)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)